Exhibit 34

Corvex and Related Comment on CommonWealth REIT’s Removal of Board of Trustees

NEW YORK, March 26, 2014 – Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related”), whose separately managed investment funds collectively own approximately 9.6% of the outstanding shares of CommonWealth REIT (NYSE:CWH), today commented on CommonWealth’s confirmation of the removal of its entire Board of Trustees.

Keith Meister of Corvex and Jeff T. Blau of Related, said: “This is a great day for corporate democracy. We are pleased that the former Trustees of CommonWealth have acknowledged the success of our consent solicitation, in which holders of over 81% of the outstanding shares exercised their rights and issued a resounding mandate for change at CommonWealth. A promising new path of alignment, accountability, and long term value creation awaits CommonWealth shareholders.

However, we are disappointed that, despite our best efforts over the last week, the former Trustees failed to engage with us to arrange for a transition process that could have set CommonWealth on its new path sooner and avoided leaving CommonWealth without a Board for any period of time. In light of the circumstances, we urge the officers of CommonWealth to heed the mandate given by holders of 81% of the outstanding shares and expeditiously call for a special meeting to elect a new board. We believe such meeting can be held well before the outside date communicated by the company. We will seek to work with CommonWealth’s officers and the Arbitration Panel to make sure the special meeting occurs as soon as possible.”

About Corvex Management LP

Corvex Management LP is an investment firm headquartered in New York, New York that engages in value-based investing across the capital structure in situations with identifiable catalysts. Corvex was founded in March 2011 and follows an opportunistic approach to investing with a specific focus on equity investments, special situations and distressed securities largely in

North America.

About Related Fund Management LLC

Related Fund Management, LLC is an affiliate of Related Companies, one of the most prominent privately-owned real estate firms in the United States. Formed 40 years ago, Related is a fully integrated, highly diversified industry leader with experience in virtually every aspect of development, acquisitions, management, finance, marketing and sales. Related’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office and affordable properties. For more information about Related Companies please visit www.related.com.

Additional Information Regarding the Solicitation

Corvex Management LP and Related Fund Management, LLC have filed a definitive solicitation statement with the Securities and Exchange Commission (the “SEC”) to solicit proxies to elect a slate of new trustees at the special meeting of shareholders. Investors and security holders are urged to read the definitive solicitation statement and other relevant documents because they contain important information regarding the solicitation. The definitive solicitation statement and all other relevant documents are available, free of charge, on the SEC’s website at www.sec.gov. Information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, is available in the definitive solicitation statement filed with the SEC on January 28, 2014 and Supplement No. 1 filed with the SEC on February 13, 2014.

For further information, contact:

Rupal Doshi

Corvex

(212) 474-6750

rdoshi@corvexcap.com

Joanna Rose

Related

(212) 801-3902

jrose@related.com

INVESTORS:

Edward McCarthy / Richard Grubaugh

D.F. King & Co., Inc.

(212) 269-5550